November 28, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 437 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new fund to the Trust: BTS Diversified Income Fund (the “Fund”).

If you have any questions, please contact Emily Little at (614) 469-3264 or Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/Cassandra W. Borchers

Cassandra W. Borchers